EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Three
						months
						ended
	Years ended December 31,					March 31,
	2004	2005	2006	2007	2008	2009
Income from operations as reported	$34,762	$66,713	$67,595	$73,914	$71,571	$22,918
Add: Fixed charges	2,094	3,092	3,240	3,331	3,569	222
Earnings as defined	36,856	69,805	70,835	77,245	75,140	23,140
Fixed charges (1)	$2,094	$3,092	$3,240	$3,331	$3,569	$222
Ratio of earnings to fixed charges (2)	17.6	22.6	21.9	23.2	21.1	104.2

(1)	The significant change in fixed charges is primarily due to the extinguishment of $186.2 million of debt.

(2)	The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.